Legal Proceedings

On December 1, 2011, Brigade Leveraged Capital Structures Fund Ltd. and Brigade Capital Management, LLC (together, "Brigade Plaintiffs"), significant shareholders of each Fund's ARPS, filed suit (the "Brigade Action") in The Commonwealth of Massachusetts Superior Court for Suffolk County against the Funds claiming that each Fund had breached applicable provisions of its Bylaws by setting the next annual meeting of shareholders (which the Funds jointly hold) on July 31, 2012 after the Brigade Plaintiffs had notified the Funds of their intention to nominate a candidate for election to serve as Trustee of each Fund elected by the ARPS voting as a separate class at the Funds' next annual shareholder meeting. In the Brigade Action, the Brigade Plaintiffs sought injunctive relief requiring the Funds to hold their next annual meetings as soon as practicable. No monetary damages have been alleged or sought by the Brigade Plaintiffs in the suit. On December 7, 2011, the Massachusetts Superior Court denied the Brigade Plaintiffs' motion for expedited discovery and immediate trial, and on December 23, 2011, the Funds and the Brigade Plaintiffs served simultaneous motions for summary judgment. On February 17, 2012, the Massachusetts Superior Court issued a Decision and Order ("Summary Judgment Order") granting the Brigade Plaintiffs' motion for summary judgment and principally requiring the Funds to hold their next annual meeting "as soon as practicable." Thereafter, the Funds filed a Notice of Appeal of the Summary Judgment Order to the Massachusetts Appeals Court ("Appeals Court"), together with application to the Appeals Court for a stay of the Summary Judgment Order pending the resolution of the appeal. On March 15, 2012, a single Justice of the Appeals Court issued a Memorandum and Order granting a stay of the Summary Judgment Order pending appeal, in which the Justice concluded that the Funds were likely to succeed in their appeal in front of the full Appeals Court, and the Summary Judgment Order in favor of the Brigade Plaintiffs would likely be reversed as wrongly decided. The Funds jointly held annual shareholder meetings for the 2011-2012 fiscal year on July 31, 2012, at which Brigade's nominee, Mr. Goldman, was elected to the Board of both Funds. On September 21, 2012, the appeal was transferred from the Appeals Court to the Massachusetts Supreme Judicial Court ("SJC"). A hearing with respect to the appeal occurred before the SJC on May 6, 2013. On September 11, 2013, the SJC affirmed the Superior Court's summary judgment order with a modification requiring the Funds to schedule future annual shareholders' meetings no later than thirty days after the anniversary of their last annual shareholders' meeting.

The Investment Manager and the Sub-Adviser believe that these matters are not likely to have a material adverse effect on the Funds or on their ability to perform their respective investment advisory activities relating to the Funds.